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APR 14 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68705

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Echelon Capital

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1208 North Ardmore Avenue
(No. and Street)

Manhattan Beach	CA	90266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas J. Barrett	949-244-1980	thomasbarrettca@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St.,#3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Seivert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Echelon Capital, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public See attached jurat

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jurat

State of Utah)

§

County of Summit)

Subscribed and sworn to before me on this 7 (date) of April (month), in the year 2025 (year), by

Daniel seivert
name of document signer

Witness my hand and official seal.

SCOTT WARNER
NOTARY PUBLIC-STATE OF UTAH
COMMISSION# 736355
COMM. EXP. 04-02-2028

(notary signature)

(seal)

Echelon Capital LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2024

Echelon Capital LLC
Table of Contents
To the Audited Financial Statements
For the Year Ended December 31, 2024

Contents

Echelon Capital LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2024

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Echelon Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Echelon Capital LLC (the Company) as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Sanville & Company LLC
Philadelphia | New York | Dallas

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 27, 2025

Echelon Capital LLC

Financial Statements

For the year ended December 31, 2024

Echelon Capital LLC
Statement of Financial Condition
For the year ended December 31, 2024

Assets

Cash	$	8,115,610
Prepaid expenses		1,782
Total assets	$	8,117,392

Liabilities and Members' Equity

Liabilities		
Discretionary bonuses	$	7,700,000
Due to Affiliates		260
Total liabilities		7,700,260
Members' equity		
Members' equity		338,538
Net Income		78,594
Total members' equity		417,132
Total liabilities & members' equity	$	8,117,392

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Statement of Operations
For the year ended December 31, 2024

Revenues		
Commissions	$	16,571,702
Interest income		34,804
Total revenues		16,606,506
Expenses		
Commissions	$	15,511,250
Compensation and benefits		875,457
Professional fees		77,505
Regulatory fees		32,948
Rent		9,600
Other operating expenses		8,562
Total expenses		16,515,322
Net income before income tax provision		91,184
Income tax provision		12,590
Net income	$	78,594

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Statement of Cash Flow
For the year ended December 31, 2024

Cash flow from operating activities:		
Net income before taxes		$ 78,594
Cash provided by (used in) operating activities:		
Decrease in assets:		
Prepaid expenses	1,828	
Decrease in liabilities:		
Unearned income	(60,000)	
Due to Affiliates	(31,800)	
Accrued expenses	(7,733)	
Increase in liabilities:		
Discretionary bonuses	7,700,000	
Total adjustments		7,602,295
Net cash provided by operating activities		7,680,889
Cash flow from financing activities:		
Members' contributions	-	
Members' distributions	-	
Net cash (used in) financing activities		-
Net (decrease) in cash		7,680,889
Cash at beginning of year		434,721
Cash at end of year		$ 8,115,610
Supplemental disclosure of cash flow information:		
Income tax provision		$ 12,590

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2024

		Total
Balance at January 1, 2024	$	338,538
Member contributions		-
Member distributions		-
Net income		78,594
Balance at December 31, 2024	$	417,132

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Echelon Capital Partners, LLC (the "Company") is a Delaware Limited Liability Company as of July 28, 2010, and approved by the NASD on October 11, 2011, to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of conducting investment banking, primarily for small private companies and does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single-member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Broker Dealer - Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified it's President as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

Note 2: REVENUE RECOGNITION

The Company periodically engages third-party financial advisors to provide investment banking and advisory services in connection with potential transactions, such as the sale of ownership interests, mergers, consolidations, or asset dispositions. These arrangements typically involve a combination of fixed and contingent compensation, including:

Retainer or Deposit Fees: Nonrefundable or refundable advance payments, often applied to final invoices or held until engagement completion based on the scope of services.

Service Fees: Periodic fees, generally billed monthly, calculated based on hours worked at prevailing professional rates or as fixed amounts, credited toward success fees upon transaction completion in certain cases.

Success Fees: Contingent fees payable upon the consummation of a defined transaction, typically structured as a percentage of transaction value, subject to minimum thresholds. These fees may apply to full or partial transactions and are often due at closing or over time if tied to deferred consideration.

Expense Reimbursements: Out-of-pocket costs incurred by advisors, such as travel or research expenses, reimbursed periodically, sometimes with additional administrative cost allocations.

These engagements generally remain in effect until terminated by either party with notice, with obligations for accrued service fees, expenses, and applicable success fees surviving termination. Success fee obligations may extend for a specified period post-termination (e.g., 6 to 12 months) if a transaction is consummated with a party identified during the engagement.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company minimum annual fee of $800.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years.

Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an agreement with one of its affiliates to use its office facilities and telephone services and will be billed at $125 per month for office use. Expenses directly related to broker-dealer activity are an obligation of the Company. For the year ended December 31, 2024, the amount billed for these expenses were $1,500, of which $1,200 was recorded as rent expense and $300 as office expense included as other operating expenses. As of December 31, 2024, $260 is owed to its affiliate. It is possible that the terms of certain of the related party transactions are different from those that would result for transactions among wholly unrelated parties.

There are no written employment agreements between the Registered Representatives and the ECHELON Capital branch. There is a Form U4 filed for each Registered Rep representative. Registered Representatives compensation is discretionary and based on level of contribution to the deals they work on. After all registered representative payments are made, the Managing Partner has the discretion to retain the capital or make distributions to the owners of the business.

Note 5: NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2024, the Company had net capital of $415,350 which was $168,666 in excess of its required net capital of $246,684. The Company's net capital ratio was 8.9 to 1 as of December 31, 2024.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company is not aware of any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Echelon Capital LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2024

Echelon Capital LLC

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2024

Computation of Net Capital

Members' equity	$ 417,132	
Total members' equity		$ 417,132
Net capital before haircuts		417,132
Less: Non-allowable assets	1,782	
Less: Haircuts and undue concentration	-	(1,782)
Net Capital		415,350

Computation of Net Capital Requirement

6 2/3 percent of net aggregate indebtedness	$ 246,684	
Minimum net capital requirements	$ 5,000	
Net capital required (greater of above)		246,684
Excess net capital		$ 168,666

Computation of Aggregate Indebtedness

Ratio of aggregate indebtedness to net capital	**890.88%**

Reconciliation:

Excess Net Capital Per FOCUS	$ 410,351
Adjustment to aggregate indebtedness	(241,685)
Audited Excess Net Capital	$ 168,666

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and
Those Charged With Governance of
Echelon Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Echelon Capital LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 27, 2025

Echelon Capital LLC

SCHEDULE II & III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION RELATING TO POSSESSION OR CONTROL RREQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2024

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 by relying on footnote 74 to SEC Release 34070073 and therefore is not required to maintain a "Special reserve bank account for the exclusive benefit of customers".

Echelon Capital LLC
Supplementary Customer Protection Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2024

Echelon Capital LLC Exemption Report

Echelon Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Daniel Seivert, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

DocuSigned by

Daniel Seivert
Chief Executive Officer

Date of Report: March 9, 2025

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members and
Those Charged With Governance of
Echelon Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Echelon Capital LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
March 27, 2025